28 September 2006

MEDIA RELEASE

Telecom issues CAD 275 million Maple bond in Canadian Market

Telecom today announced it has priced a CAD 275 million (NZ$377 million) Maple bond issue in the Canadian market. The bonds will be issued as a private placement under a Canadian ‘wrap’ of Telecom’s Euro Medium Term Note Programme on 11 October 2006.

Telecom’s General Manager Finance, Nick Olson, said a roadshow was conducted during the week beginning 18 September 2006 to introduce Canadian institutional investors to Telecom New Zealand. Following a positive response from investors, it was decided to launch an issue.

“Telecom will use the proceeds from the bond issue to refinance maturing debt in September and November, and to reduce short term debt,’’ Mr Olson said.

Mr Olson said this was the first time Telecom had issued into the Canadian market, noting that the Maple bond market provided competitive pricing, while offering diversification from the other markets that Telecom had tapped over the last five years.

TD Securities was Lead Manager of the bond issue. HSBC Securities (Canada) Inc. and RBC Capital Markets were Co-Managers.

For more information please call:

Sean Martin
Media Relations Executive
027 281 4975 or 04 498 9423
sean.martin@telecom.co.nz